Via Facsimile and U.S. Mail
Mail Stop 6010


March 9, 2006


Mr. S. Colin Neill
Chief Financial Officer, Secretary and Treasurer
Axonyx Inc.
500 Seventh Avenue, 10th Floor
New York, NY  10018

Re:	Axonyx, Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2004
	File No. 000-25571

Dear Mr. Neill:

      We have reviewed your January 27, 2006 response to our January
17, 2006 comment letter and have the following comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some parts of our comment, we may ask you to provide us with information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

Note B - Significant Accounting Policies, page F-8

[1] - Principles of Consolidation, page F-8
1. Based on your response to prior comment one, it is still unclear how Axonyx directly or indirectly had a controlling financial interest in OXIS as of December 31, 2004 and through February 28, 2005. As such, please restate your financial statements to de-consolidate OXIS as of December 31, 2004, when Axonyx`s ownership in
OXIS was diluted to approximately 34% as a result of a third party equity financing in OXIS. Otherwise, please tell us why a restatement is not necessary or clarify why consolidating OXIS as of
December 31, 2004 and through February 28, 2005 was appropriate by addressing each of the following:

a. As we did not note it in ARB 51, please provide us with the footnote to the general rule that you assert "makes reference to consolidation of subsidiaries controlled by means other than a majority voting interest, including control by significant minority ownership". Assuming that this footnote is authoritative and is as you describe it, please elaborate on how the significant minority ownership allowed Axonyx to directly or indirectly have a controlling financial interest in OXIS, as contemplated by paragraph 1 of ARB 51.

b. Regarding your reference to Rule 3A-02 of Regulation S-X, please explain whether you have believe that Axonyx had a parent-subsidiary relationship with OXIS and why. If so, please refer us to the definitions of "parent" and "subsidiary" that are contemplated by that Rule and explain how Axonyx and OXIS, respectively, met those definitions. If not, please justify why you appear to believe that consolidating OXIS is necessary to present fairly the financial position and results of operations of Axonyx; in so doing, please tell us why this fair presentation would not have been achieved by using the equity method.

c. Please clarify how Axonyx having enough representatives to represent a majority of OXIS`s board of directors meant that Axonyx directly or indirectly had a controlling financial interest in OXIS.
In so doing, please tell us how, in light of paragraph 17 of APB
18,
this board representation suggests more than just that Axonyx could exercise significant influence over the operating and financial policies of OXIS.

d. Please tell us whether Axonyx could control the actions of the representatives it placed on the OXIS board. In addition, please explain why it appears that the Axonyx representatives ceased being a majority of the OXIS board primarily due to resignations by other Axonyx representatives. In so doing, please tell us whether Axonyx had the right to designate replacements for its representatives that had resigned; if so, describe why Axonyx did not appear to consistently replace the resigned representatives; if not, clarify how this affects the assertion that Axonyx directly or indirectly had a controlling financial interest in OXIS.

e. Please tell us whether Axonyx could control the actions of its CEO, in his capacity as the CEO and a director of OXIS, and how sharing a CEO meant that Axonyx directly or indirectly had a controlling financial interest in OXIS. In so doing, please tell us how, in light of paragraph 17 of APB 18, the interchange of management personnel suggests more than just that Axonyx could exercise significant influence over the operating and financial policies of OXIS.

f. As a result of the third party equity financing closed by OXIS, please describe the rights that the third parties obtained and forewent regarding its financial interest in OXIS and the composition of the OXIS board of directors. In so doing, please tell us why the third party financing did not appear to result in a change in the composition of the OXIS board.

g. You responded that APB 18 stated that "the power to control also may exist with a lesser percentage of ownership, for example, by contract, lease, agreement with other stockholder or by court degree", apparently a reference to paragraph 3(c). Please tell us whether any of those examples existed and how they gave Axonyx the power to control OXIS. If not, please clarify for us how this reference is relevant and why APB 18 would not have had Axonyx use the equity method.

h. Please clarify your response to address whether you believe that
SFAS 94 and EITF 96-16 are applicable to your accounting for the relationship that Axonyx had with OXIS. If so, please elaborate on how you have complied with them.

      As appropriate, please amend your Form 10-K for the fiscal year ended December 31, 2004 and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

      You may contact Tabatha Akins, Staff Accountant, at (202)
551-
3658 or Oscar Young, Senior Accountant, at (202) 551-3622 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.


Sincerely,



Jim B. Rosenberg
Senior Assistant Chief
Accountant
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Mr. S. Colin Neill
Axonyx, Inc.
March 9, 2006
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